UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 18, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 21/Mar to 25/Mar

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM/SEP and in accordance with the provisions of CVM Resolution No. 44/21 and CVM Instruction No. 480/09, informs to its shareholders and the market in general the participation of its executives in online events, as follows:

Paulo Humberto Gouvea - Head of Corporate Solutions at TIM.

Event: FEMEC 2022 - The Minas Gerais Agribusiness Fair.

Date and time: March 25th, 2022 at 2:00 PM (BRT).

Link: https://www.youtube.com/c/SindicatoRuraldeUberl%C3%A2ndiaSRU

Topics to be discussed: The role of 4G and 5G connectivity in the digitization of the field. How the implementation of this technology and the internet will be able to promote a revolution in agribusiness, enabling the reduction of operating costs in the field and progress in monitoring the ecosystem on farms.

Rio de Janeiro, March 18, 2022.

TIM S.A.
Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 18, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer